July 25, 2024

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S. Tucson Way
Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39489
Dear Brian Knaley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page F-2

1.     We note the following in the Going Concern paragraph of the auditors report:
           The reference to substantial doubt appears to imply only    the
Company has stated
           and determined substantial doubt exists; and
           The last sentence does not appear to comply with PCAOB Auditing Standard 2415.
       Based on the auditors' report, it is not clear that the auditor concluded substantial doubt exists about the Company's ability to continue as a going concern and it is not clear why the last sentence was included or what it is meant to convey. Refer to PCAOB Auditing
       Standard 2415 and have your auditor advise or revise their report, as necessary.
 July 25, 2024
Page 2
2. We note in the fourth paragraph of the auditors' report your auditor states they conducted
       their audits    in accordance with standards of the PCAOB and in
accordance with auditing
       standards generally accepted in the United States of America   . Since
your auditor is
       required to conduct their audits of your financial statements in accordance with standards of the PCAOB, it is not clear why they also refer to generally accepted auditing standards.
       Refer to PCAOB Auditing Standard 3101 and have your auditor advise or revise their report, as necessary.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9. Convertible Preferred Stock, page F-19

3. We note you have ~2.4 million shares of preferred stock issued and outstanding as of
       December 31, 2023. We also note disclosures, in two risk factors on page 39 and under
       Redemption and Conversion Rights in this note, that indicate on January 31, 2025 you will be obligated to redeem the preferred stock for cash at the Original Issuance Price
       (which appears to be $10/share) if the Conversion Price exceeds the lowest volume-
       weighted average price per share of the Company   s common stock and you
may also be
       required to redeem the preferred stock for cash if conversions of preferred stock to common stock result in a shareholder owning more than 9.99% of the total shares outstanding. Based on the terms of your preferred stock, that indicate it is redeemable for cash upon the occurrence of an event that is not solely within your control, it is not clear how you determined it is appropriate to classify the preferred stock in permanent equity rather than as mezzanine equity in accordance with ASC 480-10-S99. Please advise or revise, as necessary.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing